                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K





[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


          For Fiscal Year Ended June 30, 1997


                                       OR


[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934






          COMMISSION FILE NO. 1-5424


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         DELTA FAMILY-CARE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              DELTA AIR LINES, INC.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320

                         DELTA FAMILY-CARE SAVINGS PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1997 AND 1996





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits With Fund
         Information--June 30, 1997

         Statement of Net Assets Available for Benefits With Fund
         Information--June 30, 1996

         Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1997

         Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended June 30, 1996


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--June 30, 1997

         Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended June 30, 1997

                      [LETTERHEAD OF ARTHUR ANDERSEN LLP]




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Administrative Committee of
Delta Air Lines, Inc.:


We have audited the accompanying statements of net assets available for benefits with fund information of the DELTA FAMILY-CARE SAVINGS PLAN (the "Plan") as of June 30, 1997 and 1996 and the related statements of changes in net assets available for benefits with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee of Delta Air Lines, Inc. in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1997 and 1996 and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP

Atlanta, Georgia
October 10, 1997

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                  JUNE 30, 1997

                                 (IN THOUSANDS)





                                                                         TOTAL                            NET
                                      INVESTMENTS     RECEIVABLES        ASSETS      LIABILITIES         ASSETS
                                      ------------    -----------     ------------   -----------      -----------
                                      (Schedule I)      (Note 3)                       (Note 3)
FUND (NOTE 2):
    Stocks                            $    389,007    $    1,547      $    390,554   $       388      $   390,166
    Bonds                                  107,033           488           107,521           106          107,415
    Delta Stock                            118,804           586           119,390             0          119,390
    Contracts                              607,645           769           608,414             0          608,414
    Index                                  307,305           698           308,003             0          308,003
    Conservative                            43,469           160            43,629            38           43,591
    Growth                                  94,891           393            95,284            77           95,207
    Delaware                                18,732            58            18,790             0           18,790
    Contrafund                             242,493           417           242,910             0          242,910
    Equity Income                           73,312           159            73,471             0           73,471
    Growth & Income                        143,237           307           143,544             0          143,544
    Magellan                               108,822            94           108,916             0          108,916
    OTC                                     44,875           137            45,012             0           45,012
    Merrill Lynch                            7,201            12             7,213             0            7,213
    Templeton                               82,794           212            83,006             0           83,006
    Select                                  35,852            78            35,930             0           35,930
    Ultra                                   74,454           204            74,658             0           74,658
    Preferred                              662,890         6,893           669,783       430,505          239,278
    Participant loans                       57,209             0            57,209             0           57,209
                                      ------------    ----------      ------------   -----------      -----------
              Total                   $  3,220,025    $   13,212      $  3,233,237   $   431,114      $ 2,802,123
                                      ============    ==========      ============   ===========      ===========




         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              WITH FUND INFORMATION

                                  JUNE 30, 1996


                                 (IN THOUSANDS)





                                                                         TOTAL                             NET
                                      INVESTMENTS     RECEIVABLES        ASSETS       LIABILITIES         ASSETS
                                      -----------     -----------      -----------    -----------      -----------
                                                        (Note 3)                       (Note 3)
FUND (NOTE 2):
    Stocks                            $   352,728     $     2,259      $   354,987    $      505      $   354,482
    Bonds                                 110,645             679          111,324           169          111,155
    Delta Stock                           129,752           1,068          130,820           463          130,357
    Contracts                             587,624           1,336          588,960             0          588,960
    Index                                 193,673             784          194,457             0          194,457
    Conservative                           41,676             190           41,866            61           41,805
    Growth                                 84,003             442           84,445           115           84,330
    Delaware                               21,993              98           22,091             0           22,091
    Contrafund                            181,920             509          182,429             0          182,429
    Equity Income                          34,255             122           34,377             0           34,377
    Growth & Income                        79,329             317           79,646             0           79,646
    Magellan                              108,591             196          108,787             0          108,787
    OTC                                    34,873             122           34,995             0           34,995
    Merrill Lynch                           5,258              13            5,271             0            5,271
    Templeton                              47,609             234           47,843             0           47,843
    Select                                  3,169              13            3,182             0            3,182
    Ultra                                  63,218             293           63,511             0           63,511
    Preferred                             650,703           6,555          657,258       445,189          212,069
    Participant loans                      50,861               0           50,861             0           50,861
                                      -----------     -----------      -----------    ----------      -----------
              Total                   $ 2,781,880     $    15,230      $ 2,797,110    $  446,502      $ 2,350,608
                                      ===========     ===========      ===========    ==========      ===========






         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)



                                                                  DELTA
                                           STOCKS      BONDS      STOCK    CONTRACTS     INDEX      CONSERVATIVE  GROWTH
                                          --------    --------   -------   ----------  ---------    ------------  ------
ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
      Contributions:
         Participant                      $  25,364  $   8,247   $   9,466  $  29,410  $  19,917     $  3,187     $ 7,679
         Employer                             1,249        338         407      1,984      1,334           32          69
                                          ---------  ---------   ---------  ---------  ---------     --------     -------
                                             26,613      8,585       9,873     31,394     21,251        3,219       7,748
                                          ---------  ---------   ---------  ---------  ---------     --------     -------
      Investment income:
         Net appreciation
            (depreciation) in fair
            value of investments             82,391      8,747         906          0     67,538        6,552      16,919
         Interest and dividends                 787        280         359     41,939        578           92         215
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
                                             83,178      9,027       1,265     41,939     68,116        6,644      17,134
         Less investment expenses            (1,514)      (433)          0          0          0         (150)       (292)
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
                                             81,664      8,594       1,265     41,939     68,116        6,494      16,842
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
            Total additions                 108,277     17,179      11,138     73,333     89,367        9,713      24,590
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Withdrawals                           (25,819)    (9,052)     (8,496)   (70,863)   (15,360)      (2,696)     (3,988)
      Administrative expenses                   (49)       (65)         (1)      (320)       (74)         (26)        (50)
      Interest expense on ESOP notes              0          0           0          0          0            0           0
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
            Total deductions                (25,868)    (9,117)     (8,497)   (71,183)   (15,434)      (2,722)     (4,038)
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
      Net increase (decrease) prior
         to interfund transfers              82,409      8,062       2,641      2,150     73,933        6,991      20,552
      Interfund transfers                   (46,725)   (11,802)    (13,608)    17,304     39,613       (5,205)     (9,675)
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
NET INCREASE (DECREASE)                      35,684     (3,740)    (10,967)    19,454    113,546        1,786      10,877

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1996          354,482    111,155     130,357    588,960    194,457       41,805      84,330
                                          ---------  ---------   ---------  ---------  ---------     --------    --------
   End of year, June 30, 1997             $ 390,166  $ 107,415   $ 119,390  $ 608,414  $ 308,003     $ 43,591    $ 95,207
                                          =========  =========   =========  =========  =========     ========    ========

                         DELTA FAMILY-CARE SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)

                                                                               GROWTH
                                                                     EQUITY      AND                         MERRILL
                                              DELAWARE  CONTRAFUND   INCOME    INCOME    MAGELLAN    OTC      LYNCH
                                              --------  ----------   -------  --------  ----------  -------  -------
   ADDITIONS TO NET ASSETS ATTRIBUTED
      TO:
         Contributions:
            Participant                       $ 3,047   $  22,903    $ 4,819  $ 10,504   $ 10,876   $ 4,425  $  767
            Employer                              122         802        321       618        171       285      20
                                              -------   ---------    -------  --------   --------   -------  ------
                                                3,169      23,705      5,140    11,122     11,047     4,710     787
                                              -------   ---------    -------  --------   --------   -------  ------
         Investment income:
            Net appreciation
               (depreciation) in fair
               value of investments            (1,068)     33,243     11,548    22,101     19,597     2,126     680
         Interest and dividends                 1,684      13,199      4,177     4,946      3,650     5,592     579
                                              -------   ---------    -------  --------   --------   -------  ------
                                                  616      46,442     15,725    27,047     23,247     7,718   1,259
         Less investment expenses                   0           0          0         0          0         0       0
                                              -------   ---------    -------  --------   --------   -------  ------
                                                  616      46,442     15,725    27,047     23,247     7,718   1,259
                                              -------   ---------    -------  --------   --------   -------  ------
               Total additions                  3,785      70,147     20,865    38,169     34,294    12,428   2,046
                                              -------   ---------    -------  --------   --------   -------  ------
   DEDUCTIONS FROM NET ASSETS
      ATTRIBUTED TO:
         Withdrawals                           (1,094)    (10,663)    (3,785)   (6,484)    (5,868)   (2,967)   (309)
         Administrative expenses                   (1)        (23)       (10)      (18)       (18)       (1)     (2)
         Interest expense on ESOP notes             0           0          0         0          0         0       0
                                              -------   ---------    -------  --------   --------   -------  ------
               Total deductions                (1,095)    (10,686)    (3,795)   (6,502)    (5,886)   (2,968)   (311)
                                              -------   ---------    -------  --------   --------   -------  ------
         Net increase (decrease) prior
            to interfund transfers              2,690      59,461     17,070    31,667     28,408     9,460   1,735
         Interfund transfers                   (5,991)      1,020     22,024    32,231    (28,279)      557     207
                                              -------   ---------    -------  --------   --------   -------  ------
   NET INCREASE (DECREASE)                     (3,301)     60,481     39,094    63,898        129    10,017   1,942

   NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year, July 1, 1996          22,091     182,429     34,377    79,646    108,787    34,995   5,271
                                              -------   ---------    -------  --------   --------   -------  ------
      End of year, June 30, 1997              $18,790   $ 242,910    $73,471  $143,544   $108,916   $45,012  $7,213
                                              =======   =========    =======  ========   ========   =======  ======

                         DELTA FAMILY-CARE SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1997

                                 (IN THOUSANDS)












                                                                                              PARTICIPANT
                                                     TEMPLETON   SELECT    ULTRA   PREFERRED     LOANS      TOTAL
                                                     ---------  -------   -------  ---------  ----------- ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participant                                    $  6,292   $   755   $ 8,708  $      0   $      0   $  176,366
      Employer                                            398        93       400    31,888          0       40,531
                                                     --------   -------   -------  --------   --------   ----------
                                                        6,690       848     9,108    31,888          0      216,897
                                                     --------   -------   -------  --------   --------   ----------
   Investment income:
      Net appreciation (depreciation) in fair
         value of investments                          11,594     2,677     9,820    (1,695)         0      293,676
      Interest and dividends                            2,316       542     4,195    36,508          0      121,638
                                                     --------   -------   -------  --------   --------   ----------
                                                       13,910     3,219    14,015    34,813          0      415,314
   Less investment expenses                                 0         0         0        (8)         0       (2,397)
                                                     --------   -------   -------  --------   --------   ----------
                                                       13,910     3,219    14,015    34,805          0      412,917
                                                     --------   -------   -------  --------   --------   ----------
            Total additions                            20,600     4,067    23,123    66,693          0      629,814
                                                     --------   -------   -------  --------   --------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Withdrawals                                         (3,348)     (229)   (3,791)   (8,206)    36,650     (146,368)
   Administrative expenses                                 (2)       (1)       (5)        0          0         (666)
   Interest expense on ESOP notes                           0         0         0   (31,265)         0      (31,265)
                                                     --------   -------   -------  --------   --------   ----------
            Total deductions                           (3,350)     (230)   (3,796)  (39,471)    36,650     (178,299)
                                                     --------   -------   -------  --------   --------   ----------
   Net increase (decrease) prior to interfund
      transfers                                        17,250     3,837    19,327    27,222     36,650      451,515
   Interfund transfers                                 17,913    28,911    (8,180)      (13)   (30,302)           0
                                                     --------   -------   -------  --------   --------   ----------
NET INCREASE (DECREASE)                                35,163    32,748    11,147    27,209      6,348      451,515

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1996                     47,843     3,182    63,511   212,069     50,861    2,350,608
                                                     --------   -------   -------  --------   --------   ----------
   End of year, June 30, 1997                        $ 83,006   $35,930   $74,658  $239,278   $ 57,209   $2,802,123
                                                     ========   =======   =======  ========   ========   ==========







         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1996

                                 (IN THOUSANDS)


                                                                DELTA
                                           STOCKS      BONDS    STOCK    CONTRACTS   INDEX      CONSERVATIVE   GROWTH
                                          --------   --------  -------   ---------  --------    ------------  -------
ADDITIONS TO NET ASSETS ATTRIBUTED
   TO:
      Contributions:
         Participant                      $ 29,543   $  9,488  $  9,278  $ 31,188  $  16,066    $ 3,437       $ 7,846
         Employer                            2,239        607       643     2,657      1,434         57           103
                                          --------   --------  --------  --------  ---------    -------       -------
                                            31,782     10,095     9,921    33,845     17,500      3,494         7,949
                                          --------   --------  --------  --------  ---------    -------       -------
      Investment income:
         Net appreciation
            (depreciation) in fair
            value of investments            63,564      6,187    15,481         0     35,733      4,836        11,348
         Interest and dividends                810        283       338    41,817        442         91           199
                                          --------   --------  --------  --------  ---------    -------       -------
                                            64,374      6,470    15,819    41,817     36,175      4,927        11,547
      Less investment expenses              (1,908)      (588)       (1)        0          0       (197)         (351)
                                          --------   --------  --------  --------  ---------    -------       -------
                                            62,466      5,882    15,818    41,817     36,175      4,730        11,196
                                          --------   --------  --------  --------  ---------    -------       -------
            Total additions                 94,248     15,977    25,739    75,662     53,675      8,224        19,145
                                          --------   --------  --------  --------  ---------    -------       -------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Withdrawals                          (10,025)    (5,096)   (3,504)  (33,430)    (5,109)    (1,658)       (2,136)
      Administrative expenses                  (93)      (125)       (1)     (607)      (101)       (49)          (92)
      Interest expense on ESOP notes             0          0         0         0          0          0             0
                                          --------   --------  --------  --------  ---------    -------       -------
            Total deductions               (10,118)    (5,221)   (3,505)  (34,037)    (5,210)    (1,707)       (2,228)
                                          --------   --------  --------  --------  ---------    -------       -------
      Net increase (decrease) prior
         to interfund transfers             84,130     10,756    22,234    41,625     48,465      6,517        16,917
      Interfund transfers                  (68,923)   (19,522)  (16,349)  (88,466)    13,901       (569)       (2,200)
                                          --------   --------  --------  --------  ---------    -------       -------
NET INCREASE (DECREASE)                     15,207     (8,766)    5,885   (46,841)    62,366      5,948        14,717

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1995         339,275    119,921   124,472   635,801    132,091     35,857        69,613
                                          --------   --------  --------  --------  ---------    -------       -------
   End of year, June 30, 1996             $354,482   $111,155  $130,357  $588,960  $ 194,457    $41,805       $84,330
                                          ========   ========  ========  ========  =========    =======       =======

                         DELTA FAMILY-CARE SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1996

                                 (IN THOUSANDS)



                                                                               GROWTH
                                                                      EQUITY     AND                        MERRILL
                                               DELAWARE   CONTRAFUND  INCOME   INCOME   MAGELLAN     OTC     LYNCH
                                               --------   ---------- --------- ------   --------   -------  -------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participant                              $ 1,257    $ 16,563   $ 2,403   $ 5,412  $ 14,025   $ 1,973  $  646
      Employer                                     149         846       200       562       425       195      22
                                               -------    --------   -------   -------  --------   -------  ------
                                                 1,406      17,409     2,603     5,974    14,450     2,168     668
                                               -------    --------   -------   -------  --------   -------  ------
   Investment income:
      Net appreciation (depreciation) in
         fair value of investments               2,145       8,665     2,974     8,642   (13,164)    1,400     282
      Interest and dividends                       363      18,718     1,589     2,285    24,775       932     408
                                               -------    --------   -------   -------  --------   -------  ------
                                                 2,508      27,383     4,563    10,927    11,611     2,332     690
   Less investment expenses                          0           0         0         0         0         0       0
                                               -------    --------   -------   -------  --------   -------  ------
                                                 2,508      27,383     4,563    10,927    11,611     2,332     690
                                               -------    --------   -------   -------  --------   -------  ------
            Total additions                      3,914      44,792     7,166    16,901    26,061     4,500   1,358
                                               -------    --------   -------   -------  --------   -------  ------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Withdrawals                                 (158)     (3,428)     (816)   (1,664)   (3,518)     (614)   (284)
      Administrative expenses                       (1)        (30)       (9)      (16)      (41)       (1)     (2)
      Interest expense on ESOP notes                 0           0         0         0         0         0       0
                                               -------    --------   -------   -------  --------   -------  ------
            Total deductions                      (159)     (3,458)     (825)   (1,680)   (3,559)     (615)   (286)
                                               -------    --------   -------   -------  --------   -------  ------
   Net increase (decrease) prior to
      interfund transfers                        3,755      41,334     6,341    15,221    22,502     3,885   1,072
   Interfund transfers                          14,924      40,158    12,798    38,514     1,391    23,351     750
                                               -------    --------   -------   -------  --------   -------  ------
NET INCREASE (DECREASE)                         18,679      81,492    19,139    53,735    23,893    27,236   1,822

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1995               3,412     100,937    15,238    25,911    84,894     7,759   3,449
                                               -------    --------   -------   -------  --------   -------  ------
   End of year, June 30, 1996                  $22,091    $182,429   $34,377   $79,646  $108,787   $34,995  $5,271
                                               =======    ========   =======   =======  ========   =======  ======

                         DELTA FAMILY-CARE SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED JUNE 30, 1996

                                 (IN THOUSANDS)













                                                                                               PARTICIPANT
                                                      TEMPLETON   SELECT   ULTRA    PREFERRED     LOANS       TOTAL
                                                      ---------  --------  -----    ---------  -----------  ---------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
      Participant                                     $  4,241    $  322   $ 6,315  $      0   $         0  $  160,003
      Employer                                             384        20       536    27,925             0      39,004
                                                      --------    ------   -------  --------   -----------  ----------
                                                         4,625       342     6,851    27,925             0     199,007
                                                      --------    ------   -------  --------   -----------  ----------
   Investment income:
      Net appreciation (depreciation) in fair
         value of investments                            4,159        11     5,416    14,057             0     171,736
      Interest and dividends                             1,240       274     2,466    33,822             0     130,852
                                                      --------    ------   -------  --------   -----------  ----------
                                                         5,399       285     7,882    47,879             0     302,588
   Less investment expenses                                  0         0         0         0             0      (3,045)
                                                      --------    ------   -------  --------   -----------  ----------
                                                         5,399       285     7,882    47,879             0     299,543
                                                      --------    ------   -------  --------   -----------  ----------
            Total additions                             10,024       627    14,733    75,804             0     498,550
                                                      --------    ------   -------  --------   -----------  ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Withdrawals                                            (880)      (51)   (1,116)   (6,042)       (1,523)    (81,052)
   Administrative expenses                                  (3)       (1)       (7)      (45)            0      (1,224)
   Interest expense on ESOP notes                            0         0         0   (32,297)            0     (32,297)
                                                      --------    ------   -------  --------   -----------  ----------
            Total deductions                              (883)      (52)   (1,123)  (38,384)       (1,523)   (114,573)
                                                      --------    ------   -------  --------   -----------  ----------
   Net increase (decrease) prior to interfund
      transfers                                          9,141       575    13,610    37,420        (1,523)    383,977
   Interfund transfers                                  11,070     1,121    30,392         6         7,653           0
                                                      --------    ------   -------  --------   -----------  ----------
NET INCREASE (DECREASE)                                 20,211     1,696    44,002    37,426         6,130     383,977

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year, July 1, 1995                      27,632     1,486    19,509   174,643        44,731   1,966,631
                                                      --------    ------   -------  --------   -----------  ----------
   End of year, June 30, 1996                         $ 47,843    $3,182   $63,511  $212,069   $    50,861  $2,350,608
                                                      ========    ======   =======  ========   ===========  ==========











         The accompanying notes are an integral part of this statement.

                         DELTA FAMILY-CARE SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                             JUNE 30, 1997 AND 1996



  1.  DESCRIPTION OF PLAN

      The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information regarding the Plan as in effect on June 30, 1997. This document is not part of the summary plan description of the Plan and is not a document pursuant to which the Plan is maintained within the meaning of Section 402 (a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Delta Air Lines, Inc. ("Delta" or the "Company") reserves the right to unilaterally amend, modify or terminate the Plan at any time and such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change.

      The Plan is a defined contribution plan established by the Company. Active Delta personnel who have completed 12 consecutive months of employment and are either paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. Participation may begin on the first day of the first pay period following eligibility. The Plan is subject to the provisions of ERISA.

      The responsibility for operation and administration of the Plan (except for investment management and control of assets) is vested in the Administrative Committee of the Company. The Benefit Funds Investment Committee (the "BFIC") of the board of directors is responsible for investment management and control of assets of the Plan. However, the Plan allows a participant to exercise control over the assets in his account (except the Preferred Stock Fund) and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404(c) -
      1. The BFIC has appointed outside investment managers and a trustee to manage assets of the Plan. The BFIC evaluates the performance of the investment managers and the trustee. The investment managers and the trustee are authorized to purchase and sell securities subject to certain investment restrictions determined by the BFIC.

      The trustee and recordkeeping functions of the Plan are performed by Fidelity Management Trust Company (the "Trustee") and Fidelity Institutional Retirement Services Company (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Administrative Committee, distributions from participants' accounts.

      CONTRIBUTIONS

      Eligible nonpilot personnel who are not based in Puerto Rico and who had gross earnings (as defined in the Plan) of less than $55,000 in the previous calendar year may contribute up to 15% of their earnings to the Plan. Eligible nonpilot personnel who had gross earnings of $55,000 or more in the previous calendar year and Puerto Rico based personnel may contribute up to 10% of their gross earnings to the Plan; provided, however, that if an employee had been eligible to contribute at the rate of 15% in a prior year because his or her earnings were less than $55,000, he or she is eligible to remain at a maximum contribution percentage of 15% of earnings. See Note 11 for discussion of plan amendments effective after the plan year end.

      For the plan year ended June 30, 1996, eligible pilot personnel may contribute up to 6% of their gross earnings to the Plan. Effective July 1, 1996, Delta amended the Plan to increase the maximum contribution percentage for highly compensated pilots to 7% from 6% and nonhighly compensated pilots to 10% from 6%; provided that a pilot's total contributions to the Plan for a calendar year may not exceed the then current limit under Section 402(g) of the Internal Revenue Code. This amendment also provided that, effective January 1, 1997, the Administrative Committee would be allowed to determine whether the contribution percentage for highly compensated pilots may be changed for each subsequent plan year to a percentage that is at least 7% but no more than 10% of eligible earnings. Employee contributions may be made, at the option of the employee, as pretax contributions or after-tax contributions, or as a combination of both pretax and after-tax contributions.

      Delta contributes $.50 to a participant's account for every $1 contributed by the participant, up to 2% of the participant's annual earnings. In accordance with federal law, an employee's annual gross earnings in excess of specified levels are not considered for purposes of determining how much the employee or Delta may contribute to the Plan. Moreover, there are other limits imposed by federal law which may limit the amount of pretax, after-tax, or employer contributions that may be made on behalf of a participant.

      Beginning October 1, 1989, the first $1,000 (increased by $50 per plan year) of Delta's contributions to a participant's account (the "Annual Cap") is invested in Delta's Series B ESOP Convertible Preferred Stock ("Preferred Stock"), and Delta's Common Stock ("Common Stock") (Note 7). The remainder, if any, of Delta's contributions to a participant's account during a plan year will be invested in the other plan funds (Note 2) in the same proportion as the participant directs for his or her own contributions; provided, however that Delta's matching contributions in excess of the Annual Cap shall be made in Common Stock for noncollectively bargained, highly compensated employees, as determined under the Internal Revenue Code of 1986 (the "Code"), as amended.

      VESTING

      Participants are immediately vested in all contributions to their accounts, plus actual earnings thereon.

      PARTICIPANT ACCOUNTS

      Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of this income and expense are based on the proportion that each participant's account balance bears to the total of all participant account balances. Income from participant loans is not subject to this allocation.

      ACCOUNT DISTRIBUTIONS

      Upon retirement or eligibility for long term disability, a participant's non-ESOP account balance may be distributed in the form of monthly installments which continue over the participant's life expectancy. The life expectancy is calculated based on the participant's age at retirement, date of long term disability, or, if distribution is deferred, the date the request for distribution is processed. The monthly installment payments are based on (a) the amount remaining in the participant's account; (b) the investment gains and losses on the investment options in which the participant's account was invested during the year; and (c) life expectancy actuarial factors. However, a participant may elect a different form of retirement benefit, such as a single-sum cash payment, cash payments in monthly variable installments for a definite period not to exceed life expectancy, or variable monthly installments to be paid over the life expectancy of the participant and the participant's spouse. A participant's ESOP account balance may be distributed as a lump-sum payment in cash or Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

      Upon termination of employment for reasons other than retirement or disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution. A participant's ESOP account balance may be distributed as a lump-sum cash payment or in Common Stock, at the participant's election, when distribution of the non-ESOP portion of the account begins.

      A participant, while employed, may elect to withdraw all after-tax contributions, pre-1989 matching contributions, and the earnings thereon. Under certain specified hardship circumstances, a participant, while employed, may also elect to withdraw pretax contributions.

      Distributions from the Plan are subject to income taxes, and specified types of early withdrawals may also be subject to significant tax penalties.

      LOANS TO PARTICIPANTS

      Participants may borrow against a portion of their plan account balances. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at initiation of the loan. This rate fluctuated between 9.70% and 10.75% during the 1997 and 1996 plan years.

  2.  INVESTMENT OPTIONS

      The following investment options, all of which are participant-directed except the Preferred Stock Fund, were available to participants under the Plan during the plan years ended June 30, 1997 and 1996. The investment options under the Plan will be changed effective January 1, 1998 (Note
      11):

               - Commingled Stocks Fund ("Stocks Fund")--invested in investment strategy portfolios which primarily held U.S. and foreign stocks.

               - Commingled Bonds Fund ("Bonds Fund")--invested in a diversified portfolio invested primarily in fixed-income securities.

               - Delta Common Stock Fund ("Delta Stock Fund")--invested primarily in Delta Air Lines, Inc. Common Stock.

               - Insurance Contracts/Stable Value Fund ("Contracts Fund")--invested primarily in a portfolio of investment contracts issued by major insurance companies.

               - Fidelity U.S. Equity Index Commingled Fund ("Index Fund")--invested in a pooled investment vehicle which is invested primarily in a portfolio of the common stock of corporations included in the Standard & Poor's 500 Index.

               - Delta Air Lines, Inc. Preferred Stock Fund ("Preferred Fund")--invested primarily in Delta Air Lines, Inc. Preferred Stock and Common Stock (Note 7).

      In addition, participants may also invest in two investment strategy portfolios and ten mutual funds from the "Window of Choices" option.

      The investment strategy portfolios are as follows:

               - Conservative Growth Balanced Fund ("Conservative")--invested primarily in portfolios of high-quality fixed-income securities and diversified U.S. equity securities.

               - Growth Balanced Fund ("Growth")--invested primarily in portfolios of diversified U.S. equity securities and high-quality fixed-income securities.

      The "Window of Choices" option contains the following ten mutual funds:

               - Delaware Group Trend Fund ("Delaware")--invested primarily in U.S. stocks of emerging and other growth-oriented companies.

               - Fidelity Contrafund ("Contrafund")--invested primarily in undervalued common stocks and securities convertible into common stocks and other securities for capital appreciation.

               - Fidelity Equity-Income Fund ("Equity Income")--invested primarily in dividend-paying common and preferred stocks.

               - Fidelity Growth & Income Fund ("Growth & Income")--invested primarily in U.S. equity securities of companies that offer potential for earnings growth while paying current dividends.

               - Fidelity Magellan Fund ("Magellan")--invested primarily in common stocks and securities convertible into common stocks of both U.S. and foreign companies.

               - Fidelity OTC Portfolio ("OTC")--invested primarily in securities that are traded on the over-the-counter market.

               - Merrill Lynch Capital Fund (Class A) ("Merrill Lynch")-- invested primarily in equity securities, corporate bonds and money market securities, and may invest in the securities of foreign issuers.

               - Templeton Institutional Fund Foreign Equity Series ("Templeton")--invested primarily in stocks of undervalued foreign companies.

               - Twentieth Century Select Investors Fund ("Select")--invested primarily in large capitalization U.S. common stocks.

               - Twentieth Century Ultra Investors Fund ("Ultra")--invested primarily in U.S. common stocks of small to medium-sized companies.

      During the plan years ended June 30, 1997 and 1996, all Plan participants could allocate their contributions and existing fund balances in 1% multiples among the investment options available to them, but they could not allocate more than 50% of their contributions to the Delta Stock Fund.


  3.  SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.

      The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INVESTMENTS

      Investments (Note 2), except for investment contracts and Preferred Stock, are stated at market value determined from publicly stated price information at the end of each day. The Preferred Stock has a stated value of $72 per share (Note 7). Investments in investment contracts are presented at cost plus accrued income (contract value). The fair value of the investment contracts at June 30, 1997 and 1996 was $612,494,000 and $587,624,000, respectively. The average yields for the Contracts Fund for the years ending

      June 30, 1997 and 1996 were 6.88% and 6.91%, respectively. The crediting rates for the Contracts Fund for June 30, 1997 and 1996 were 6.02% and 6.87%, respectively.

      The fair market values of individual investments that represent 5% or more of the Plan's total net assets at June 30, 1997 and 1996 and the applicable number of shares or principal amounts are separately identified as follows (dollars in thousands):



                                                                                       NUMBER OF
                                                                                       SHARES OR        MARKET OR
                                                                                       PRINCIPAL         CONTRACT
                                                                                         AMOUNT           VALUE
                                                                                       ----------       --------
       1997:
           Fidelity Broad Market Duration Portfolio                                    11,690,568       $169,746
           Fidelity Magellan Fund                                                       2,033,162        185,120
           Fidelity Contrafund                                                          5,258,992        242,493
           Fidelity Growth & Income Fund                                                6,300,632        227,138
           Fidelity Select Equity Portfolio                                             6,328,537        162,263
           Fidelity U.S. Equity Index Commingled Fund                                  12,558,430        307,305
           Delta Common Stock                                                           3,305,374        271,040
           Delta Preferred Stock                                                        6,668,316        480,119
       1996:
           Fidelity Broad Market Duration Portfolio                                    12,718,692       $170,431
           Fidelity Magellan Fund                                                       2,440,236        182,529
           Fidelity Contrafund                                                          4,624,308        181,920
           Fidelity Growth & Income Fund                                                5,259,774        154,217
           Fidelity Select Equity Portfolio                                             7,461,827        143,415
           Fidelity U.S. Equity Index Commingled Fund                                  10,658,909        193,672
           Delta Common Stock                                                           3,180,868        264,012
           Delta Preferred Stock                                                        6,738,740        485,189


      The net appreciation (depreciation) in fair value of investments includes both net unrealized appreciation (depreciation) of plan assets and net realized gain (loss) on sales of plan assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      RECEIVABLES AND LIABILITIES

      The receivables shown in the aggregate in the accompanying statements of net assets as of June 30, 1997 and 1996 include the following (in thousands):



                                                        1997          1996
                                                      -------       -------
                Employer contributions                $10,940       $12,372
                Participant contributions               2,194         2,477
                Interest and dividends                     78             9
                Due from broker                             0           372
                                                      -------       -------
                              Total                   $13,212       $15,230
                                                      =======       =======


      The liabilities shown in the aggregate in the accompanying statements of net assets as of June 30, 1997 and 1996 include the following (in thousands):


                                                         1997         1996
                                                       --------     --------
                ESOP notes:
                    Principal                          $394,553     $408,759
                    Interest                             31,265       32,296
                Due to broker                             4,687        4,597
                Management fees payable                     609          850
                                                       --------     --------
                              Total                    $431,114     $446,502
                                                       ========     ========


      ADMINISTRATIVE EXPENSES

      Certain administrative functions for the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan, including trustee fees, are paid by the Plan unless paid by Delta.

  4.  PARTICIPANTS

      The following table represents the number of participants in each fund at June 30, 1997:



                                                            PARTICIPANTS
                                                            ------------
                   Fund:
                       Stocks                                   25,323
                       Bonds                                    15,055
                       Delta Stock                              17,708
                       Contracts                                27,073
                       Index                                    19,596
                       Conservative                              5,324
                       Growth Balanced                           9,984
                       Delaware                                  2,873
                       Contrafund                               17,029
                       Equity Income                             5,481
                       Growth & Income                           9,875
                       Magellan                                 10,603
                       OTC                                       4,040
                       Merrill Lynch                             1,263
                       Templeton                                 7,141
                       Select                                    1,764
                       Ultra                                     7,224
                       Preferred (allocated)                    55,724
                                 Total                          56,960

      At June 30, 1997, 10,661 retired participants (or their designated beneficiaries) were receiving monthly distributions from their accounts or had elected to defer distribution to a later date.


  5.  FEDERAL INCOME TAXES

      The Plan has received a letter of determination dated June 4, 1996 from the Internal Revenue Service ("IRS") which states that the Plan, as amended through June 29, 1995, is in compliance with Section 401(a) and applicable subsections of Section 409 of the Code, is entitled to an exemption from federal income taxation under Section 501(a) of the Code, is an employee stock ownership plan with a cash or deferred arrangement under Section 401(k) of the Code, and satisfies the requirements of
      Section 4975(e)(7) of the Code. In the opinion of Delta's management, the Plan as of June 30, 1997 continues to be in compliance with Section
      401(a) and applicable subsections of Sections 409, 401(k), and 4975
      (e)(7), and continues to be entitled to an exemption from federal income taxation under Section 501(a); thus, no provision for federal income taxes has been made in the accompanying financial statements.

  6.  PLAN TERMINATION

      The Plan provides that Delta, at its discretion, may amend or discontinue the Plan at any time. Plan assets that are held in the Contracts Fund are subject to certain restrictions which, in the event of plan termination, may affect the timing and value of participant account distributions. Such distributions from the Contracts Fund may (a) be made in installments over a period of one or more years or (b) if distributed in a single sum, incur a reduction in value. The amount of such a reduction would depend on the market value adjustments made by each insurance company to the value of assets distributed from their respective contracts.


  7.  EMPLOYEE STOCK OWNERSHIP PLAN

      In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

      In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (Note 8).

      The shares of Preferred Stock will be held in the name of the Trustee until redemption or conversion and may not be sold by the Trustee or distributed outside the Plan except for resale to Delta. The Preferred Stock is redeemable at Delta's option, at specified redemption prices payable, at Delta's election, in cash or Common Stock. Delta is required to redeem shares of Preferred Stock at any time to enable the Trustee to provide for distributions to participants.

      Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6%, or $4.32; is convertible into .8578 shares of Common Stock (conversion price of $83.94), subject to adjustment in certain circumstances; has a liquidation preference of $72, plus any accrued and unpaid dividends; generally votes together as a single class with the Common Stock on matters upon which the Common Stock is entitled to vote; and has one vote per share, subject to adjustment in certain circumstances. In the event that full cumulative dividends on the Preferred Stock have not been paid when due, Delta may not pay cash dividends on its Common Stock.

      The Plan provides that shares of Preferred Stock and Common Stock allocated to a participant's account in the Preferred Fund ("Allocated Shares") and the Common Stock attributable to a participant's account in the Delta Stock Fund will be voted by the Trustee in accordance with the participant's confidential voting instructions or, if no voting instructions are received by the Trustee, such shares will be voted by the Trustee in its discretion. The Plan further provides that shares of Preferred Stock not yet allocated to any participant's account will be voted by the Trustee in proportion to the votes cast with respect to Allocated Shares for which voting instructions are received.

      Unallocated shares of Preferred Stock are held in a separate "Unallocated Account" of the Plan, pending release and allocation to participants' accounts. The number of shares of Preferred Stock released from the Unallocated Account for a plan year will generally be the number of shares of Preferred Stock held in the Unallocated Account times the ratio that the amount of principal and interest paid on the ESOP Notes with respect to such plan year bears to the total amount of principal and interest remaining to be paid (including payments with respect to such plan year). Shares are released from the Unallocated Account to a "Holding Account" upon debt service payments and are then allocated to participants' accounts as Delta matching contributions and/or dividend income are received.

      Shares of Preferred Stock released from the Unallocated Account (and not allocated as described in the last sentence of the preceding paragraph) will be allocated as of the end of each quarter to the accounts of participants making contributions to the Plan. The number of shares of Preferred Stock so allocated will be based on a value equal to the higher of $72 per share or the market value of the shares of Preferred Stock as defined in the Plan. If during the plan year, the value of the Preferred Stock released from the Unallocated Account as a result of the repayment of the ESOP Notes is less than Delta's matching contribution to the Plan for that year, this difference will be made up by Delta (a) prepaying the ESOP Notes to release additional shares of Preferred Stock; (b) contributing cash to the Plan so the Trustee may purchase Common Stock; or
      (c) contributing shares of Common Stock to the Plan; in each case, for allocation to participants' accounts. However, if at the end of the plan year the value of the Preferred Stock released from the Unallocated Account as a result of the scheduled repayment of the ESOP Notes during that plan year is greater than Delta's matching contribution to the Plan for that plan year, the excess will be divided evenly among all participants making contributions to the Plan.

      The ESOP Notes will be repaid primarily from the Company's contributions (Note 1) and dividends on the Preferred Stock. If dividends on Allocated Shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

      As of June 30, 1997, 2,167,204 shares of Preferred Stock with a market value, as defined, of approximately $156,038,677 had been allocated to participants' accounts and 4,501,112 shares of Preferred Stock with a market value, as defined, of approximately $324,080,064 were held in the Unallocated Account. During the plan year ended June 30, 1997, 70,492 shares of Preferred Stock were redeemed in connection with the payment of participant benefits.


  8.  LONG-TERM DEBT

      During plan year 1995, the Plan voluntarily prepaid in whole, with funds provided by Delta, the Plan's 1990 Series A and Series B Guaranteed Serial ESOP Notes ("Old Notes"), which were guaranteed by Delta. Simultaneously with the prepayment, the Plan issued to Delta 1994 Series A and Series B Guaranteed Serial ESOP Notes ("New Notes") in a principal amount equal to the Old Notes that were prepaid. The New Notes have the same interest rate and final maturity date as the corresponding series of Old Notes. Other terms of the New Notes are substantially the same as the corresponding series of Old Notes, except that the New Notes do not have the benefit of a credit enhancement. The principal amount outstanding and the other terms of the Plan's Series C ESOP Notes were not affected by the prepayment of the Old Notes.

      At June 30, 1997, the Plan's long-term debt, including current maturities of $16,146,000, consisted of $394,554,000 aggregate principal amount of Series C ESOP Notes and New Notes (Note 7) with final maturity dates ranging from July 1, 1999 to January 1, 2009 and interest rates ranging from 7.26% to 8.10%. The interest rates on the Series C ESOP Notes and the New Notes are subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the Series C ESOP Notes and the New Notes may be prepaid at the option of the Plan at any time in whole or in part. As discussed in Note 7 of the Notes to Consolidated Financial Statements in Delta's 1997 Annual Report to Stockholders, Delta may be required to purchase the Series C ESOP Notes at the option of the holders in certain circumstances.

      At June 30, 1997, the annual maturities of the Series C ESOP Notes and the New Notes for the next five years and thereafter were as follows (in thousands):

                         Years ending June 30:
                             1998                              $  16,146
                             1999                                 18,283
                             2000                                 20,635
                             2001                                 23,223
                             2002                                 26,072
                             After 2002                          290,195
                                                                --------
                                       Total                    $394,554
                                                                ========

  9.  PARTICIPANT UNITS

      At June 30, 1997, the number of participant units and unit value by fund (based on net asset value) were as follows:

                                                                                                  UNIT
                                                                                   UNITS          VALUE
                                                                                -----------       ------
                Fund:
                    Stocks                                                       20,486,153       $19.05
                    Bonds                                                         8,797,784        12.21
                    Delta Stock                                                   6,963,220        17.15
                    Contracts                                                   608,414,258         1.00
                    Index                                                        12,558,430        24.53
                    Conservative                                                  2,872,935        15.17
                    Growth                                                        5,634,984        16.90
                    Delaware                                                      1,105,140        17.00
                    Contrafund                                                    5,258,992        46.19
                    Equity Income                                                 1,490,387        49.30
                    Growth & Income                                               3,973,282        36.13
                    Magellan                                                      1,195,183        91.13
                    OTC                                                           1,289,161        34.92
                    Merrill Lynch                                                   207,725        34.72
                    Templeton                                                     4,494,797        18.47
                    Select                                                          767,528        46.81
                    Ultra                                                         2,276,899        32.79
                    Preferred (allocated)                                         4,039,296        59.24


10.   RELATED PARTY TRANSACTIONS

      Certain of the Plan's investments are shares of mutual funds or interests in cash reserve accounts managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid to the Trustee and the Recordkeeper by the Plan for investment management and recordkeeping fees totaled $3,063,000 and $4,270,000 for the years ended June 30, 1997 and 1996, respectively. Additional fees totaling approximately $3,000 were paid to the Trustee and Recordkeeper directly by Delta for the plan year ended June 30, 1996.


11.   SUBSEQUENT EVENTS

      As mentioned in Note 1, the Administrative Committee has the power under the Plan to determine the applicable maximum contribution percentage for highly compensated pilot employees under the Plan for each plan year. In accordance with this provision, the Administrative Committee determined that effective for the plan year that commenced July 1, 1997, pilot participants who were highly compensated employees (within the meaning of the Internal Revenue Code) for the previous plan year may contribute to the Plan a maximum contribution percentage of 10% of earnings.

      Effective September 1, 1997, the Plan was amended to provide the following material changes:

               a. Nonpilot participants who are highly compensated employees (within the meaning of the Internal Revenue Code) for the immediately preceding plan year may contribute to the Plan for a plan year a maximum contribution percentage of 12% of earnings. The plan provisions which permitted a participant to remain at the higher maximum contribution level of 15% if his earnings went from below $55,000 to above $55,000 was eliminated.

               b. Rollover contributions may be contributed to the Plan by employees who are hired into a job classification that is eligible for the Plan, but who have not yet met the Plan's one-year participation requirement. The rollover contribution must be made to the Plan before the employee's one-year waiting period is over.

               c. Deferrals or contributions of some or all of the payments from the Delta Air Lines, Inc. Performance Payment Program, Delta Air Lines, Inc. Target Profit Sharing Program, Delta Air Lines, Inc. Leadership Performance Compensation Program, and Delta Air Lines, Inc. Pilots Profit Sharing Program are permitted by the Plan upon the election of those participating in the Plan, provided however, that the Administrative Committee may, in its discretion, determine a maximum amount of contribution of such payments from year to year.

      Effective January 1, 1998, the Plan will be amended to add, as a core investment option, another investment strategy portfolio, called the Balanced Fund, and to expand the "Window of Choices" option to a total of 146 mutual funds. In addition, the Conservative Growth Balanced Fund will be renamed the Conservative Balanced Fund and its investment mix will be altered, as will the investment mix of the Growth Balanced Fund.


12.   RECONCILIATION TO THE FORM 5500

      As of June 30, 1997 and 1996, the Plan had approximately $300,000 and $271,000, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, in accordance with generally accepted accounting principles these amounts are not recorded as a liability in the accompanying statements of net assets.

      The following table reconciles net assets available for benefits for the years ended June 30, 1997 and 1996 per the financial statements to the Form 5500 to be filed by the Company (in thousands):

                                                                                       NET ASSETS AVAILABLE
                                                                                    --------------------------
                                                               DISTRIBUTIONS               FOR BENEFITS
                                                BENEFITS            TO              --------------------------
                                                PAYABLE       PARTICIPANTS             1997           1996
                                               ---------      -------------         -----------   ------------
       Per financial statements                $       0      $     146,368         $  2,802,123  $   2,350,608
       Accrued benefits payable                      300                300                 (300)          (271)
                                               ---------      -------------         ------------  -------------
       Per Form 5500                           $     300      $     146,668         $  2,801,823  $   2,350,337
                                               =========      =============         ============  =============

                                                                      SCHEDULE I
                                                                     Page 1 of 4



                         DELTA FAMILY-CARE SAVINGS PLAN


            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1997


                                                                   PRINCIPAL
                                                                   AMOUNT($)
                                                                      OR              COST OR
                                                                   NUMBER OF          CONTRACT           MARKET
                  NAME OF ISSUER                                    SHARES              VALUE             VALUE
      ----------------------------------------------------        -----------       ------------      ------------
      STOCKS:
          Delta International Equity Pool:
*         Fidelity Management & Research Company,
             Fidelity Overseas Fund                                1,027,843        $ 26,335,562      $ 36,797,000
*         FMTC Select International Portfolio                      1,791,889          65,777,067       105,395,000
          Delta U.S. Equity Pool:
*            Fidelity Management & Research Company,
                 Fidelity Magellan Fund                              641,396          39,521,733        58,399,000
*            Fidelity Management & Research Company,
                 Fidelity Growth and Income Fund                   1,781,372          34,079,562        64,218,000
*            Fidelity Management & Research Company,
                 FMTC Select Equity Portfolio                      4,843,912          66,980,008       124,198,000
                                                                                    ------------      ------------
                    Total                                                            232,693,932       389,007,000
                                                                                    ------------      ------------
      BONDS:
*         Fidelity Broad Market Duration Portfolio                 7,371,388          88,516,628       107,033,000
                                                                                    ------------      ------------
      DELTA STOCK:
*         Delta Air Lines, Inc. Common Stock                       1,433,282          87,106,848       117,529,000
*         Fidelity Institutional Cash Portfolio:  Money
             Market                                                1,275,287           1,275,287         1,275,000
                                                                                    ------------      ------------
                    Total                                                             88,382,135       118,804,000
                                                                                    ------------      ------------
      CONTRACTS:
*         Fidelity Management Trust Company, Short Term
             Investment Fund                                      17,151,366          17,151,366        17,151,000
          Guaranteed Contracts:
          American International GIC:
             GIC-935, 7.03%, due June 30, 2001                    10,714,959          10,714,959        10,878,000
          Allstate Life Insurance Company GIC:
             GA-5753, 7.50%, due December 31, 1998                17,737,404          17,737,404        18,070,000
             GA-5953, 6.79%, due March 13, 1998                    8,158,495           8,158,495         8,211,000
          CDC Capital Inc. BRI:
             BR-261-01, 6.78%, due September 30, 1997              9,999,969           9,999,969        10,010,000
             BR-305-01, 7.01%, due September 25, 1997             15,013,928          15,013,928        15,191,000
          CIGNA GIC:
             GIC-25121, 8.68%, due January 17, 1998                7,787,585           7,787,585         7,899,000
             GA-25230, 6.82%, due January 25, 2001                12,325,350          12,325,350        12,387,000
          CNA Assurance Company GIC:
             12971, 6.93%, due September 30, 1998                 17,902,281          17,902,281        18,064,000

                                                                      SCHEDULE I
                                                                     Page 2 of 4




                                                                   PRINCIPAL
                                                                   AMOUNT($)
                                                                      OR              COST OR
                                                                   NUMBER OF          CONTRACT           MARKET
                  NAME OF ISSUER                                    SHARES              VALUE             VALUE
      ----------------------------------------------------        -----------       ------------      ------------
          First Allmerica GIC:
             GA-91288-A02, 9.44%, due August 15, 1997             14,872,545         $14,872,545       $14,933,000
             91288C, 7.10%, due March 31, 1999                    15,703,882          15,703,882        15,860,000
          Jackson National Life ABS:
             6.55%, due May 15, 1997                              35,398,755          35,398,755        35,739,000
          John Hancock GIC:
             GAC 5642, 9.29%, due July 31, 1997                    4,636,298           4,636,298         4,674,000
             GAC 5737, 6.89%v, due September 2, 1997               9,023,342           9,023,342         9,197,000
             GAC 5833, 6.96%v, due September 2, 1997               5,181,800           5,181,800         5,293,000
             GA 7940, 6.21%, due March 31, 2000                   11,235,966          11,235,966        11,149,000
          Lincoln National GIC:
             GA09725, 7.38%, due June 30, 1998                     7,501,464           7,501,464         7,630,000
          Massachusetts Mutual GIC:
             PGIC 10391, 7.37%v, due July 5, 2002                 27,202,279          27,202,279        27,693,000
             GAC-10064, 9.70%, due October 1, 1997                18,530,932          18,530,932        18,751,000
          MBL Life Assurance GIC:
             6-4982-1, 6.35%v, due December 31, 1999               8,768,221           8,768,221         8,768,000
             6-4982-2, 6.35%v, due December 31, 1999               2,026,389           2,026,389         2,026,000
             6-4982-3, 6.35%v, due December 31, 1999               2,947,545           2,947,545         2,948,000
             6-4982-4, 6.35%v, due December 31, 1999                 186,114             186,114           186,000
             4982-1, 5.10%v, due December 31, 1999                 3,977,361           3,977,361         3,977,000
             4982-2, 5.10%v, due December 31, 1999                   919,284             919,284           919,000
             4982-3, 5.10%v, due December 31, 1999                 1,337,034           1,337,034         1,337,000
             4982-4, 5.10%v, due December 31, 1999                    84,335              84,335            84,000
          New York Life GIC:
             GA-30248, 7.17%, due September 30, 1999              17,488,263          17,488,263        17,790,000
             GA-30248-002, 6.00%, due June 30, 1998                5,532,553           5,532,553         5,541,000
             GA-06494-002, 6.67%, due December 01, 1997            3,017,495           3,017,495         3,038,000
          Ohio National Life Insurance Company GIC:
             GA5774, 6.67%, due December 31, 1999                 10,805,647          10,805,647        10,846,000
          Pacific Mutual Life Insurance Co. GIC:
             G-26062.01, 5.16%, due June 30, 1999                 11,922,281          11,922,281        11,643,000
          Peoples Securities GIC:
             BDA00368FR-00, 5.24%, due December 31, 1997          11,957,811          11,957,811        11,946,000
             BDA00615FR-00, 6.30%, due June 30, 1998              10,762,487          10,762,487        10,803,000
             BDA00668FR-00, 6.51%, due May 29, 1998               10,584,953          10,584,953        10,632,000
             BDA00283TR, 5.95%, open                              69,727,651          69,727,649        70,799,000
          Principal Financial Group GIC:
             41238801, 6.05%, due September 30, 1998              12,117,406          12,117,406        12,122,000
          Protective Life GIC:
             GA-1386, 7.26%, due March 16, 2001                          433                 433                 0

                                                                      SCHEDULE I
                                                                     Page 3 of 4


                                                                   PRINCIPAL
                                                                   AMOUNT($)
                                                                      OR              COST OR
                                                                   NUMBER OF          CONTRACT           MARKET
                  NAME OF ISSUER                                    SHARES              VALUE             VALUE
      ----------------------------------------------------        -----------       ------------      ------------
          Provident Life & Accident GIC:
             630-05856, 7.10%, due July 15, 1997                   6,243,464        $  6,243,464      $  6,292,000
             627-05737-01A, 7.04%, due September 30,
                 1997                                             12,170,809          12,170,809        12,210,000
          Prudential GIC:
             007942 211, 6.25%, due March 31, 1998                17,034,909          17,034,909        17,074,000
          SafeCo Life Insurance GIC:
             LP1052744, 6.02%, due June 30, 1998                  10,996,297          10,996,297        10,974,000
          Security Life of Denver GIC:
             FA0501, 6.68%, due October 31, 1997                  12,318,798          12,318,798        12,341,000
          SunLife of Canada GIC:
             S-0921-G, 7.37%, due December 30, 1999               11,704,841          11,704,841        11,971,000
          TransAmerica Occidental GIC:
             76597, 6.34%, due July 15, 1997                       9,944,611           9,944,611         9,991,000
          Union Bank of Switzerland:
             2216, 6.26%v, due July 21, 1997                       6,294,659           6,294,659         6,279,000
             2242, 7.03%v, due September 15, 1997                  6,688,248           6,688,248         6,768,000
             2149, 6.95%v, due July 15, 1997                      10,115,639          10,115,639        10,193,000
             2150, 6.76%v, due July 15, 1997                      10,269,593          10,269,593        10,358,000

      SEPARATE INSURANCE CONTRACTS:
          Aetna Life Insurance Company SEP:
             014464, 7.06%v, due November 16, 1998                 8,264,937           8,264,937         8,464,000
          New York Life SEP:
             GA-20019, 6.24%v, open                                5,006,323           5,006,323         5,003,000
             GA-20040, 5.28%v, open                               12,513,777          12,513,777        12,504,000
          Provident National SEP:
             028-05451, 5.05%v, open                                 105,678             105,678           102,000
          Prudential SEP:
             917480-001, 6.09%v, due December 31, 1998             7,170,046           7,170,046         7,195,000
          TransAmerica Occidental SEP:
             76630, 6.55%v, due November 15, 2000                 10,560,767          10,560,767        10,590,000
                                                                                    ------------      ------------
                    Total Separate Insurance Contracts                                43,621,528        43,858,000
                                                                                    ------------      ------------
                    Total Insurance Contracts Fund                                   607,645,258       612,494,000
                                                                                    ------------      ------------
*         Fidelity Management Trust Company, Fidelity
             U.S. Equity Index Commingled Fund                    12,558,430         205,181,719       307,305,000
          Conservative:
             Delta U.S. Equity Pool:
*                Fidelity Management & Research
                    Company, Fidelity Magellan Fund                   44,543           3,085,120         4,056,000
*                Fidelity Management & Research
                    Company, Fidelity Growth and Income
                    Fund                                             123,711           2,660,297         4,460,000
*                Fidelity Management & Research
                    Company, FMTC Select Equity
                    Portfolio                                        336,395           5,228,550         8,625,000

                                                                      SCHEDULE I
                                                                     Page 4 of 4



                                                                   PRINCIPAL
                                                                   AMOUNT($)
                                                                      OR             COST OR
                                                                   NUMBER OF         CONTRACT           MARKET
                  NAME OF ISSUER                                    SHARES             VALUE            VALUE
      ----------------------------------------------------        -----------     --------------    --------------
*                FMTC Broad Market Duration                        1,813,274      $   22,298,349    $   26,328,000
                                                                                  --------------    --------------
                    Total Conservative                                                33,272,316        43,469,000
                                                                                  --------------    --------------
      GROWTH:
          Delta U.S. Equity Pool:
*            Fidelity Management & Research Company,
                 Fidelity Magellan Fund                              152,040           9,478,851        13,843,000
*            Fidelity Management & Research Company,
                 Fidelity Growth and Income Fund                     422,267           8,173,606        15,223,000
*            Fidelity Management & Research Company,
                 FMTC Select Equity Portfolio                      1,148,230          16,064,415        29,440,000
*            FMTC Broad Market Duration                            2,505,906          30,764,592        36,385,000
                                                                                  --------------    --------------
                    Total Conservative Growth Balanced
                       Fund                                                           64,481,464        94,891,000
                                                                                  --------------    --------------

      PREFERRED:
*         Delta Air Lines, Inc. Common Stock                       1,872,092         118,074,564       153,511,000
*         Delta Air Lines, Inc. Convertible Pref.
             Series B                                              6,668,316         480,116,648       480,119,000
*         Fidelity Instrument Cash Portfolio:  Money
             Market                                               29,259,970          29,259,970        29,260,000
                                                                                  --------------    --------------
                    Total                                                            627,451,182       662,890,000
                                                                                  --------------    --------------
          Twentieth Century Investors, Inc., Twentieth
             Century Ultra Fund                                    2,276,899          61,249,451        74,454,000
          Twentieth Century Investors, Inc., Twentieth
             Century Select Fund                                     767,528          33,322,721        35,852,000
*         Fidelity Management & Research Company,
             Fidelity Magellan Fund                                1,195,183          93,367,735       108,822,000
*         Fidelity Management & Research Company,
             Fidelity Contrafund                                   5,258,992         197,095,514       242,493,000
*         Fidelity Management & Research Company,
             Fidelity Equity-Income Fund                           1,490,387          61,325,322        73,312,000
*         Fidelity Management & Research Company,
             Fidelity Growth & Income Fund                         3,973,282         114,921,227       143,237,000
*         Fidelity Management & Research Company, OTC
             Portfolio                                             1,289,161          41,172,437        44,875,000
          Delaware Management Company, Delaware Group
             Trend Fund                                            1,105,140          17,518,773        18,732,000
          Merrill Lynch Asset Management, Merrill Lynch
             Capital Fund (Class A)                                  207,725           6,279,354         7,201,000
          Templeton Investment Counsel, Templeton
             Foreign Equity Series                                 4,494,797          68,522,963        82,794,000
          Participant Loans, interest rate between 9.7%
             and 10.75%                                           57,209,252          57,209,252        57,209,000
                                                                                  --------------    --------------
                    Total investments                                             $2,699,609,381    $3,224,874,000
                                                                                  --------------    --------------

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 2






                         DELTA FAMILY-CARE SAVINGS PLAN


                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                        FOR THE YEAR ENDED JUNE 30, 1997



                                                                                             EXPENSE
                                    DESCRIPTION OF ASSET                                    INCURRED
                                (INCLUDES INTEREST RATE AND    PURCHASE      SELLING          WITH       COST OF        NET GAIN
  IDENTITY OF PARTY INVOLVED    MATURITY IN CASE OF A LOAN)     PRICE         PRICE       TRANSACTION    ASSETS          (LOSS)
------------------------------  ---------------------------  ------------  ------------   -----------  ------------    -----------
* FIDELITY MANAGEMENT             Inst. Money Market
      TRUST COMPANY                   518 transactions       $578,519,604  $          0        (b)     $          0    $         0
                                      518 transactions                  0   594,387,414        (b)      594,387,414              0

* FIDELITY OTC FUND               Mutual Fund
                                      253 transactions         89,906,771             0        (b)                0              0
                                      253 transactions                  0    82,030,317        (b)       81,931,465         98,852

* FIDELITY DELTA COMMON           Common Stock
      STOCK FUND                      253 transactions         60,516,971             0        (b)                0              0
                                      254 transactions                  0    72,305,848        (b)       61,889,125     10,416,723

* FIDELITY COMMINGLED             Commingled Stock Fund
      STOCK FUND                      253 transactions         55,626,393             0        (b)                0              0
                                      253 transactions                  0   100,196,807        (b)       71,361,282     28,835,525

* FIDELITY EQUITY-INCOME FUND     Mutual fund
                                      253 transactions         84,919,224             0        (b)                0              0
                                      252 transactions                  0    57,408,989        (b)       54,762,460      2,646,529

                                                                     SCHEDULE II
                                                                     Page 2 of 2


                                                                                              EXPENSE
                                    DESCRIPTION OF ASSET                                      INCURRED
                                 (INCLUDES INTEREST RATE AND   PURCHASE       SELLING           WITH            COST OF    NET GAIN
IDENTITY OF PARTY INVOLVED       MATURITY IN CASE OF A LOAN)    PRICE          PRICE         TRANSACTION        ASSETS      (LOSS)
-------------------------------  --------------------------- ------------   ------------     -----------     ------------  ---------
* FIDELITY CONTRAFUND              Mutual fund
                                       253 transactions      $ 96,610,198    $         0         (b)        $          0  $        0
                                       253 transactions                 0     69,282,033         (b)          63,895,850   5,386,183

* FIDELITY GROWTH & INCOME         Mutual fund
      FUND                             253 transactions       115,737,241              0         (b)
                                       253 transactions                 0     73,930,134         (b)                   0           0
                                                                                                              71,658,303   2,271,831
* FIDELITY U.S. EQUITY INDEX       Index fund
      POOL                             253 transactions       186,895,769              0         (b)
                                       253 transactions                 0    140,801,556         (b)
                                                                                                                       0           0
  PEOPLE SECURITY LIFE             GIC fund                                                                  123,669,734  17,131,822
                                       14 transactions        168,525,075              0         (b)
                                       41 transactions                  0     90,423,931         (b)

                                                                                                                       0           0
                                                                                                              90,423,931           0


                         *Represents party in interest.

(a) Represents a series of transactions in securities of the same issue having a cumulative value in excess of 5% of the current value of plan assets at the beginning of the plan year.

(b) The normal expenses associated with asset purchases are built into the Trustee's cost records and therefore are not shown separately here.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                         DELTA FAMILY-CARE SAVINGS PLAN



                                    /s/ James B. Taylor
                                    -----------------------------
                                    By:  James B. Taylor
                                    Chief Investment Officer
                                    Delta Air Lines Benefit Trust
                                    Delta Air Lines, Inc.



December 19, 1997

                            EXHIBIT INDEX


   EX-23   Consent of Arthur Andersen LLP.